Five Year Revenue Projections

Boat Owner Online Registrations & Boat Offers

Projections

2021 - 2026

BOAT OWNERS

BOAT OFFERS


12 000
33 000
FRANCE
ITALY
GREECE
SPAIN
USA
1st year
40 000
125 000
MEXICO
CARIBBEAN
THAILAND
INDONESIA
AUSTRALIA
2nd year
100 000 +
500 000 +
PORTUGAL
GULF REGION
HONG KONG
SINGAPORE
3rd year
300 000 +
1,2 MILLION
N. ZEALAND
VIETNAM
BELGIUM
CROATIA
NETHERLANDS
4th year
500 000 +
3 MILLION
BRAZIL
TURKEY
MALAYSIA
CHILE
5th year

Disclaimer: these projections cannot be guaranteed

Navisyo™ Territory



5 year projections

1st year	2nd year	3rd year	4th year	5th year
FRANCE	MEXICO	PORTUGAL	N. ZEALAND	BRAZIL
ITALY	CARIBBEAN	GULF REGION	VIETNAM	TURKEY
GREECE	THAILAND	SINGAPORE	BELGIUM	MALAYSIA
SPAIN	INDONESIA		CROATIA	CHILE
USA	AUSTRALIA		NETHERLANDS	

Disclaimer: these projections cannot be guaranteed

Pessimistic Scenario

5 year revenue projections



Boat Owners Registered
Number of Boat Offers
Total Transactions (10%)
Revenue from Bookings
Gross Annual Revenue
Net Annual Revenue
12,000+
33,000+
3,300
$1,980,000
$356,400
$198,000
40,000+
125,000+
12,500
$7,500,000
$1,350,000
$750,000
100,000+
500,000+
50,000
$30,000,000
$5,400,000
$3,000,000
300,000+
1,200,000
120,000
$72,000,000
$12,960,000
$7,200,000
500,000+
3,000,000+
300,000
$180,000,000
$32,400,000
$18,000,000
YEAR ONE
YEAR TWO
YEAR THREE
YEAR FOUR
YEAR FIVE

Projected total number of online bookings per year Note: We took **10%** of the total number of bookings.

Projected total amounts generated from bookings per year Note: Assumption of average booking amount: $600.

Projected gross revenue per year Note: We assumed 18% would be charged above amount of the offers.

Projected net revenue per year Note: We assume 8% of the 18% Navisyo™ service fee will go to expenses: salaries, IT maintenance & improvements, servers, insurances for company and for hosts & guests, rewards distribution for Key Partners, Ambassadors & Influencers and cost for merchants etc.

Disclaimer: these projections cannot be guaranteed

Realistic Scenario

5 year revenue projections



Boat Owners Registered
Number of Boat Offers
Total Transactions (30%)
Revenue from Bookings
Gross Annual Revenue
Net Annual Revenue
12,000+
33,000+
9,900
$5,940,000
$1,069,200
$594,000
40,000+
125,000+
37,500
$22,500,000
$4,050,000
$2,250,000
100,000+
500,000+
150,000
$90,000,000
$16,200,000
$9,000,000
300,000+
1,200,000+
240,000
$144,000,000
$25,920,000
$14,400,000
500,000+
3,000,000+
900,000
$540,000,000
$97,200,000
$54,000,000
YEAR ONE
YEAR TWO
YEAR THREE
YEAR FOUR
YEAR FIVE

Projected total number of online bookings per year Note: We took **20%** of the total number of bookings.
Projected total amounts generated from bookings per year Note: Assumption of average booking amount: $600.
Projected gross revenue per year Note: We assumed 18% would be charged above amount of the offers.
Projected net revenue per year Note: We assume 8% of the 18% Navisyo™ service fee will go to expenses: salaries, IT maintenance & improvements, servers, insurances for company and for hosts & guests, rewards distribution for Key Partners, Ambassadors & Influencers and cost for merchants etc.

Disclaimer: these projections cannot be guaranteed

Optimistic Scenario

5 year revenue projections



Boat Owners Registered
Number of Boat Offers
Total Transactions (20%)
Revenue from Bookings
Gross Annual Revenue
Net Annual Revenue
12,000+
33,000+
6,600
$3,960,000
$712,800
$396,000
40,000+
125,000+
25,000
$15,000,000
$2,700,000
$1,500,000
100,000+
500,000+
100,000
$60,000,000
$10,800,000
$6,000,000
300,000+
1,200,000+
240,000
$144,000,000
$25,920,000
$14,400,000
500,000+
3,000,000+
600,000
$360,000,000
$64,800,000
$36,000,000
YEAR ONE
YEAR TWO
YEAR THREE
YEAR FOUR
YEAR FIVE

Projected total number of online bookings per year Note: We took **30%** of the total number of bookings.
Projected total amounts generated from bookings per year Note: Assumption of average booking amount: $600.
Projected gross revenue per year Note: We assumed 18% would be charged above amount of the offers.
Projected net revenue per year Note: We assume 8% of the 18% Navisyo™ service fee will go to expenses: salaries, IT maintenance & improvements, servers, insurances for company and for hosts & guests, rewards distribution for Key Partners, Ambassadors & Influencers and cost for merchants etc.

Disclaimer: these projections cannot be guaranteed

Projections of Licensing Sales

Pessimistic Scenario

LICENSES SOLD

REVENUES EARNED

We are assuming Licensing Fees for Year 1 to be significantly discounted while starting Year 2 the plan is to use the historical data of our first Licensees' performance to reevaluate future pricing.

We are projecting an average initial price for each of the Licenses for Year 1 to be at 20,000 USD. Starting Year 2 we are projecting an average fee for a License to be at 60,000 USD.



12
$ 240,000
1st year
20
$ 1,2 MIL
2nd year
25
$ 1,5 MIL
3rd year
30
$ 1,8 MIL
4th year
35
$ 2,1 MIL
5th year

Disclaimer: these projections cannot be guaranteed

Projections of Licensing Sales

Realistic Scenario



LICENSES SOLD
REVENUES EARNED
12
$ 360,000
1st year
20
$ 1,6 MIL
2nd year
25
$ 2 MIL
3rd year
30
$ 2,4 MIL
4th year
35
$ 2,8 MIL
5th year

We are assuming Licensing Fees for Year 1 to be significantly discounted while starting Year 2 the plan is to use the historical data of our first Licensees' performance to reevaluate future pricing.

We are projecting an average initial price for each of the Licenses for Year 1 to be at 30,000 USD. Starting Year 2 we are projecting an average fee for a License to be at 80,000 USD.

Disclaimer: these projections cannot be guaranteed

Projections of Licensing Sales

Optimistic Scenario


LICENSES SOLD
REVENUES EARNED
12
$ 480,000
1st year
20
$ 2 MIL
2nd year
25
$ 2,5 MIL
3rd year
30
$ 3 MIL
4th year
35
$ 3,5 MIL
5th year

We are assuming Licensing Fees for Year 1 to be significantly discounted while starting Year 2 the plan is to use the historical data of our first Licensees' performance to reevaluate future pricing.

We are projecting an average initial price for each of the Licenses for Year 1 to be at 40,000 USD. Starting Year 2 we are projecting an average fee for a License to be at 100,000 USD.

Disclaimer: these projections cannot be guaranteed